

02006864

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-022822

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trading Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Strafford Avenue, Suite One
(No. and Street)

Wayne (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis G. Mitchell (610) 975-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name — *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 116 (Address) Wayne (City) Pennsylvania (State) 19087 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis G. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trading Partners, Inc., as of December 31, XXXX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Francis G. Mitchell
Signature

President
Title

Susan Wenzlick
Notary Public

Notarial Seal
Susan Wenzlick, Notary Public
Radnor Twp., Delaware County
My Commission Expires Feb. 26, 2005
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002
143

TRADING PARTNERS, INC.

Statement of Financial Condition

December 31, 2001

TRADING PARTNERS, INC.

Table of Contents



BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trading Partners, Inc.
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Trading Partners, Inc. (an S Corporation) as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trading Partners, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

February 25, 2002

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE SUITE 116
WAYNE PENNSYLVANIA 19087-3388
(610) 688-3200 (610) 687-1011 FAX (610) 688-1492
www.bkicpa.com

TRADING PARTNERS, INC.
Statement of Financial Condition
December 31, 2001

Assets

Current Assets	
Cash and cash equivalents	$ 202,637
Commissions receivable	45,783
Other accounts receivable	43,037
Prepaid expense	1,609
Total Current Assets	293,066
Other Assets	
Rental deposits	120
Investments	20,200
Total Other Assets	20,320
Total Assets	$ 313,386

Liabilities and Stockholder's Equity

Current Liabilities	
Unearned commissions	$ 126,339
Accounts payable	23,653
Total Current Liabilities	149,992
Stockholder's Equity	
Common stock (.01 par value 10,000 shares authorized, 1,000 shares issued and outstanding)	10
Paid-in capital	98,190
Retained earnings	65,194
Total Stockholder's Equity	163,394
Total Liabilities and Stockholder's Equity	$ 313,386

See Accompanying Notes.

TRADING PARTNERS, INC.
Notes to Statement of Financial Condition
December 31, 2001

Note 1 – Organization and Line of Business

Trading Partners, Inc. was incorporated in Pennsylvania on June 10, 1988. The Company is an NASD registered broker dealer and realizes commission income from securities trading on behalf of institutional investment firms and others located throughout the United States. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note 2 – Summary of Significant Accounting Policies

Income Taxes

The Company has elected to be taxed as an S Corporation whereby all income is taxed directly to stockholders. Thus, the Company does not make a provision for income taxes.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity date of three (3) months or less as cash and cash equivalents.

Commission Income

Commission income and related expenses are recognized on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension Expense

The Company maintains a SAR - SEP Plan for all of its employees. An employee may defer up to 15% of compensation and the employer may make a discretionary contribution.

Note 3 – Net Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $100,037 at December 31, 2001.

Note 4 – Leases

During 2001, the Company leased office space from its sole stockholder on a one-year lease which expired December 31, 2001. Rent expense paid to the stockholder was $22,500.

Note 5 – Customer Research Advances and Unearned Commissions

The Company provides various investment-related research services to certain of its customers and by agreement is compensated for these services in the form of brokerage commissions in an amount equal to or greater than the cash value of the services. Research service expenses and the related revenue are recognized in the month in which the expense is paid. At December 31, 2001, the cash value of services provided where compensation is receivable from customers was $218. This receivable is treated as a non-allowable asset for purposes of the net capital computation. At December 31, 2001, the Company had received commission income in excess of the cash value of services provided in the amount of $126,339. These unearned commissions are included with aggregate indebtedness for purposes of the aggregate indebtedness calculation.

Note 6 – Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposited with financial institutions, which exceed FDIC insured limits from time to time.

Note 7 Investments

The investments held by the Company were acquired through a private placement and are stated at cost, which approximates market. At December 31, 2001, investments consist of the following:

The NASDAQ Stock Market, Inc. warrants (300 warrants)	$ 3,300
The NASDAQ Stock Market, Inc. common stock (1,300 shares)	16,900
	$ 20,200

The warrants are exercisable after June 28, 2002 at exercise prices ranging from $13.00 to $16.00, depending upon the date of exercise.